# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GEMINI SPACE STATION, INC., CIK 0002055592
CUSIP: 36866J105
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor,, New York, New York (NY), 10016
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001878908

## Reporting persons
- Morgan Creek Private Opportunities, LLC Series M - Gemini: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,185,719; sole dispositive power 0; shared dispositive power 2,185,719; aggregate amount beneficially owned 2,185,719 (5.2% of the class)
  Comment: (1) Percent of class based on 42,257,114 shares of Class A common stock, par value $0.001 per share ("Class A Common Stock"), issued and outstanding as of September 15, 2025, as reported in the Issuer's Rule 424(b)(4) prospectus dated September 11, 2025 (File No. 333-289665).
- Morgan Creek Digital Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 464,280; sole dispositive power 0; shared dispositive power 464,280; aggregate amount beneficially owned 464,280 (1.1% of the class)
  Comment: (1) Percent of class based on 42,257,114 shares of Class A Common Stock issued and outstanding as of September 15, 2025, as reported in the Issuer's Rule 424(b)(4) prospectus dated September 11, 2025 (File No. 333-289665).
- Mark W. Yusko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,649,999; sole dispositive power 0; shared dispositive power 2,649,999; aggregate amount beneficially owned 2,649,999 (6.3% of the class)
  Comment: (1) Percent of class based on 42,257,114 shares of Class A Common Stock issued and outstanding as of September 15, 2025, as reported in the Issuer's Rule 424(b)(4) prospectus dated September 11, 2025 (File No. 333-289665).

## Item 1. Issuer
Name of issuer: GEMINI SPACE STATION, INC.
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, NY, 10016.

## Item 2. Person Filing
Name of person filing:
(i) Morgan Creek Private Opportunities, LLC Series M--Gemini, a Delaware limited liability company ("MCPO").
(ii) Morgan Creek Digital Fund III, LP, a Delaware limited partnership ("MCDF").
(iii) Mark W. Yusko.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 301 W. Barbee Chapel Road, Suite 200, Chapel Hill, NC 27517.
Citizenship: Mark W. Yusko is a citizen of the United States of America. MCPO is a limited liability company organized under the laws of the State of Delaware. MCDF is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each Reporting Person's beneficial ownership of the Issuer's Class A Common Stock as of the date of this statement is reflected on that Reporting Person's cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,649,999 shares of the Issuer's Class A Common Stock, representing approximately 6.3% of the 42,257,114 shares of the Issuer's Class A Common Stock outstanding as of September 15, 2025, as reported in the Issuer's Rule 424(b)(4) prospectus dated September 11, 2025 (File No. 333-289665).

Mark W. Yusko is the Manager of MCCM Group LLC, which is the Manager of Morgan Creek Capital Management LLC, which is the sole member in Morgan Creek Capital Partners, LLC, which is the Managing Member of Morgan Creek Private Opportunities, LLC Series M--Gemini. Mr. Yusko is also the Manager of Morgan Creek Digital, LLC, which is the General Partner of Morgan Creek Digital Fund III LP. Mr. Yusko disclaims beneficial ownership of the shares held by the foregoing entities, except to the extent of his pecuniary interest in such shares.
Percent of class: The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(b).
Sole power to vote or to direct the vote: The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(c).
Shared power to vote or to direct the vote: The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(c).
Sole power to dispose or to direct the disposition: The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(c).
Shared power to dispose or to direct the disposition: The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(c).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description

1 Power of Attorney - Morgan Creek Private Opportunities, LLC Series M--Gemini, dated as of September 19, 2025.
2 Power of Attorney - Morgan Creek Digital Fund III, LP, dated as of September 19, 2025.
3 Power of Attorney - Mark W. Yusko, dated as of September 19, 2025.
4 Joint Filing Agreement dated as of September 19, 2025.

## Signatures
- Morgan Creek Private Opportunities, LLC Series M - Gemini: /s/ Mark Yusko, Mark Yusko, Authorized Signatory (09/22/2025)
- Morgan Creek Digital Fund III, LP: /s/ Mark Yusko, Mark Yusko, Authorized Signatory (09/22/2025)
- Mark W. Yusko: /s/ Mark Yusko, Mark Yusko, Authorized Signatory (09/22/2025)